FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   5/31/2001
5. If Amendment, Date of Original (Month/Day/Year)
   06/06/01
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO & PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  05/01/01    J        2,400         D  $23.2400                    D  Direct
Common Stock                                  05/02/01    J        2,400         D  $23.4592                    D  Direct
Common Stock                                  05/03/01    J        2,400         D  $22.3493                    D  Direct
Common Stock                                  05/09/01    M        12,918        A  $8.0000                     D  Direct
Common Stock                                  05/09/01    F        4,708         D  $21.9500                    D  Direct
Common Stock                                  05/09/01    M        5,809         A  $7.6300                     D  Direct
Common Stock                                  05/09/01    F        2,019         D  $21.9500                    D  Direct
Common Stock                                  05/15/01    J        12,000        D  $21.2760                    D  Direct
Common Stock                                  05/16/01    J        12,000        D  $22.0468     102,441        D  Direct
Common Stock                                                                                     6,160          I  by Wife

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $8.0000         05/09/01       M                          12,918                        06/30/03
to buy)
Non-Qualified Stock Option     $7.6300         05/09/01       M                          5,809                         07/26/04
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Incentive Stock Option (right  05/09/01  Common Stock                   12,918                    14,832        D   Direct
to buy)
Non-Qualified Stock Option     05/09/01  Common Stock                   5,809                     0             D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ EAST                JOHN C.
DATE 11/22/02